SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
SCHEDULE TO
Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934
and
SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
DE RIGO S.p.A.
(Name of Subject Company (Issuer))
DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.
(Name of Filing Persons (Offerors))
Ordinary Shares, par value of €0.26 per share
and
American Depositary Shares, each representing one Ordinary Share
(Titles of Class of Securities)
245334107
(CUSIP Number of Classes of Securities)

Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands
+31 2054 08989
Copy to:
William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
EC2V 5EH London, England
+ 44 207 614 2200
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation* $84,873,040	Amount of Filing Fee** $9,989.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 9,699,776 Ordinary Shares, par value €0.26 per share, which includes 8,899,716 Ordinary Shares represented by 8,899,716 American Depositary Shares, outstanding and not owned by the Filing Persons that may be purchased in the tender offer and (ii) the tender offer price of $8.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $117.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the aggregate offering amount by 0.0001177.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,989.56

Filing Party:	DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.

Form or Registration No.: 005-48824

Date Filed: August 4, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number: 245334107	Page 2
     This Amendment No. 1 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13E-3 of DR 3 S.r.l. (“DR 3”), Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V. (“De Rigo Holding”) filed under cover of Schedule TO on August 4, 2005 (the “Combined Schedule”), relating to the offer by DR 3 to purchase any and all outstanding Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”), at a purchase price of $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which have been annexed to and filed with the Combined Schedule as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.
Item 1. Summary Term Sheet.
          The answer to the question “Who is offering to buy my ordinary shares or ADSs?” on page 1 of the Offer to Purchase is amended by inserting the following after the third sentence of the answer:
          “Mr. Ennio De Rigo is Chairman of the Board and Chief Executive Officer of De Rigo. Mr. Walter De Rigo is a director of De Rigo. De Rigo Holding and the De Rigo brothers are, by virtue of their direct and indirect ownership of an aggregate of 77.2% of De Rigo and, in the case of the De Rigo brothers, their positions with De Rigo, affiliates controlling De Rigo. DR 3 is a wholly-owned subsidiary of De Rigo Holding and is therefore also an affiliate. DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo are the filing persons engaged in the transactions described in this document.”
          The answer to the question “Who can participate in the offer?” on page 1 of the Offer to Purchase is amended by inserting the following as a new last sentence:
          “Nonetheless, tenders received from residents of Italy will be accepted if the conditions to the offer are satisfied and all necessary formalities for a valid tender described in this document are satisfied on the same basis as tenders from all other tendering holders.”
          The following is inserted on page 2 of the Offer to Purchase as a new question and answer immediately before the question “Has the offer been approved by De Rigo’s Board of Directors?”:
          “Do any of the officers or directors of De Rigo have interests in the offer that are different from those of the unaffiliated holders of ordinary shares and ADSs?
          Yes. Mr. Ennio De Rigo, Chairman of the Board and Chief Executive Officer of De Rigo, and Mr. Walter De Rigo, a director of De Rigo, own and control De Rigo Holding and DR 3 and, accordingly, are engaged in the transaction as indirect purchasers. Mrs. Emiliana De Meio De Rigo, a director of De Rigo, is the wife of Mr. Ennio De Rigo. Mr. Maurizio Dessolis,

CUSIP Number: 245334107	Page 3
Chief Financial Officer and one of the Vice-Chairmen of the Board of De Rigo, is the son-in-law of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo and is a Managing Director of De Rigo Holding and a director of DR 3. Mr. Massimo De Rigo, Head of the Design Department and one of the Vice-Chairmen of the Board of De Rigo, is the son of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo and is a director of DR 3.”
          The first paragraph of the answer to the question “Has the offer been approved by De Rigo’s Board of Directors?” on page 2 of the Offer to Purchase is amended to read in its entirety as follows:
          “No. As noted in the response to the preceding question, five of the members of the board have interests in the offer that are different from those of the unaffiliated holders of ordinary shares and ADSs. In addition, Mr. Michele Aracri is an executive officer of De Rigo. Only one director, Professor Enrico Valdani, is neither an officer of De Rigo nor affiliated with the persons and entities engaged in the transaction. In light of the potential conflicts of interest resulting from these familial and employment relationships and business affiliations, we did not believe it was appropriate to ask the Board of Directors of De Rigo to approve the offer.”
          The following is inserted on page 3 of the Offer to Purchase as a new question and answer immediately after the question “Has the offer been approved by De Rigo’s Board of Directors?” and related answer:
          “Do DR 3, De Rigo Holding and the De Rigo brothers believe the offer is fair to me?
          Yes, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes the offer is substantively and procedurally fair to unaffiliated holders of ordinary shares and ADSs. See “SPECIAL FACTORS – Position of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer.”
     The answer to the question “If I do not tender my ADSs but the offer is completed, what will happen to my ADSs?” on page 5 of the Offer to Purchase is amended to replace the third paragraph of the answer in its entirety with the following:
          “We also intend, if the necessary qualifications described under “Exchange Act Registration” in “THE TENDER OFFER – Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” are met, to cause De Rigo to deregister the ADSs and the ordinary shares underlying the ADSs under the Exchange Act so that De Rigo will no longer be obligated to file any reports with the SEC.”
Item 4. Terms of the Transaction.
     The title of the section “THE TENDER OFFER – Certain Tax Consequences of the Offer” on page 22 of the Offer to Purchase is amended to replace “Certain” with “Material.”
     The first sentence of the section “THE TENDER OFFER – Certain Tax Consequences of the Offer” on page 22 of the Offer to Purchase is amended to replace “certain” with “the material.”

CUSIP Number: 245334107	Page 4
     The subheading “Certain U.S. Income Tax Consequences” on page 22 of the Offer to Purchase is amended to replace “Certain” with “Material.”
     The subheading “Certain Italian Tax Consequences” on page 23 of the Offer to Purchase is amended to replace “Certain” with “Material.”
     The first paragraph of the section “THE TENDER OFFER – Certain Conditions of the Offer” on page 33 of the Offer to Purchase is amended to insert the following at the end of the paragraph:
     “As disclosed under “—Certain Legal Matters,” we are not aware of any filings or approvals under applicable U.S. or foreign laws or regulations that would be required. If we become aware of any such required filing or approval, we currently intend to make such filing or seek such approval.”
     The second paragraph of the section “THE TENDER OFFER – Certain Conditions of the Offer” on page 33 of the Offer to Purchase is amended in its entirety to read as follows:
     “Additionally, notwithstanding any other provision of the offer, we shall not be required to accept for payment or, except as otherwise provided in this offer, to pay for any ordinary shares or ADSs tendered in the offer and may terminate or amend the offer if at any time prior to the acceptance for payment of ordinary shares or ADSs, any of the following conditions exist:
(a)	there shall be threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each, a “Governmental Entity”), or by any other person, U.S. or foreign, before any Governmental Entity,
(i)	(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the offer or the acceptance for payment of, or payment for, some of or all the ordinary shares and ADSs by DR 3, or (B) seeking to obtain material damages in connection with the foregoing;

(ii)	seeking to, or which is reasonably likely to, restrain, prohibit or limit the ownership or operation by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of all or any portion of De Rigo’s business or assets or their respective subsidiaries or to compel any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to dispose of or hold separate all or any portion of the business or assets of De Rigo or any of its subsidiaries or all or any portion of the business or assets of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or seeking to impose, or which is reasonably likely

CUSIP Number: 245334107	Page 5
to result in, any limitation on the ability of the De Rigo brothers, De Rigo Holding, DR 3, De Rigo or any of their respective subsidiaries or affiliates to conduct any of such businesses or own any of such assets;

(iii)	seeking to impose or confirm limitations on the ability of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to exercise effectively the full rights of ownership of the ordinary shares or ADSs, including, without limitation, the right to vote any ordinary shares or ADSs acquired or owned by the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates on matters properly presented to shareholders;

(iv)	seeking to require divestiture by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of any ordinary shares or ADSs;

(v)	which is otherwise directly or indirectly relating to the offer and which is reasonably likely to materially adversely affect De Rigo or any of its subsidiaries or any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or the value of the ordinary shares or ADSs; or

(vi)	materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries;
(b)	there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to
(i)	any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or De Rigo or any of its subsidiaries, or

(ii)	the offer
by any government, legislative body or court, U.S. or foreign, or Governmental Entity that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;
(c)	any change shall have occurred (or any condition, event or development shall have occurred involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries that is or may reasonably be expected to be materially adverse to De Rigo or any of its subsidiaries, or DR 3 shall have become aware of any facts that have or may reasonably be expected to have material adverse significance with respect to either the value of De Rigo or any of its subsidiaries

CUSIP Number: 245334107	Page 6
or the value of the ordinary shares or ADSs to DR 3, De Rigo Holding, the De Rigo brothers or any of their respective affiliates;

(d)	there shall have occurred
(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Italy,

(ii)	any change that has had or may reasonably be expected to have a materially adverse effect on the securities or financial markets in the United States or in Italy or any material change in the market price of the ADSs,

(iii)	any change in the general political, market, economic or financial conditions in the United States, in Italy or elsewhere that could reasonably be expected to have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries or the value of the ordinary shares or the ADSs,

(iv)	any material change in U.S. or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefore,

(v)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Italy, or

(vi)	any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity, or other event that might reasonably be expected to affect the extension of credit by banks or other lending institutions,

(vii)	a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Italy, or

(viii)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or
(e)	any necessary approval, permit, authorization, favorable review or consent of any Governmental Entity shall not have been obtained;
     which, in our reasonable judgment, in any case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates that is not otherwise prohibited by law, including Section 14(e) of the Exchange Act) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for ordinary shares or ADSs.”

CUSIP Number: 245334107	Page 7
Item 7. Source and Amount of Funds or Other Consideration
     The following new paragraph is inserted as the third paragraph of the section “THE TENDER OFFER – Source and Amount of Funds” on page 33 of the Offer to Purchase:
     “The Credit Facility includes market standard covenants with regard to the provision of information to the lender, compliance with law and corporate authority. It also contains covenants limiting the ability of DR 3 or De Rigo Holding (but not De Rigo) to enter into a change of control transaction or change its business, to pay dividends, to create security over or dispose of any of their respective assets or to incur financial indebtedness (each of which is subject to certain exceptions set forth in the facility) and requires that any ordinary shares or ADSs acquired in the offer be subject to a security arrangement in favor of the lender. The facility does not require that DR 3, De Rigo Holding or De Rigo be in compliance with any financial ratios in order to draw funds under the Credit Facility. We do not believe we need additional financing and none is in place at this time.”
Item 8. Interest in Securities of the Subject Company.
     The first sentence in the section entitled “SPECIAL FACTORS—Interests of Certain Persons in the Offer; Security Ownership; Transactions and Arrangements Concerning the Ordinary Shares and ADSs” on page 14 of the Offer to Purchase is amended to replace “32,787,000” with “32,810,000” and to replace “917,500” with “940,500.”
Item 11. Additional information.
     The last paragraph in the section entitled “IMPORTANT” on the inside front cover of the Offer to Purchase is amended to delete that paragraph in its entirety.
Item 13. Information Required by Schedule 13E-3.
     Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.
     The section “SPECIAL FACTORS—Purpose of and Reasons for the Offer” is amended to replace the penultimate sentence in the last paragraph of the section on page 9 of the Offer to Purchase in its entirety with the following:
     “We also intend, if the necessary qualifications described under “Exchange Act Registration” in “THE TENDER OFFER – Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” are met, to cause De Rigo to deregister the ADSs and the ordinary shares underlying the ADSs under the Exchange Act.
     The subsection “SPECIAL FACTORS—Certain Effects of the Offer—Exchange Act Registration” is amended to replace the section in its entirety with the following:
     “We also intend, if the necessary qualifications described under “Exchange Act Registration” in “THE TENDER OFFER – Possible Effects of the Offer on the Market

CUSIP Number: 245334107	Page 8
for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” are met, to cause De Rigo to deregister the ADSs and the ordinary shares underlying the ADSs under the Exchange Act, so that De Rigo will no longer be obligated to file any reports with the SEC or otherwise be required to comply with the SEC’s rules relating to publicly held companies.”
     The section entitled “THE TENDER OFFER – Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” is amended to replace the first full sentence on page 26 of the Offer to Purchase with the following:
     “Registration of the ADSs and the ordinary shares underlying the ADSs may be terminated by De Rigo upon application to the SEC if the following qualifications are met: (i) the outstanding ADSs are not listed on a “national securities exchange” and (ii) there are fewer than 300 U.S. holders of ADSs and ordinary shares. Currently, the ADSs are listed on the NYSE, which is a “national securities exchange.” If the delisting described above is effected, the ADSs will no longer be listed on a “national securities exchange.” We believe, also, that there are currently more than 300 U.S. holders of ADSs and ordinary shares, although we do not have any detailed current information about the number of beneficial holders of De Rigo securities. Following consummation of the offer, we will cause De Rigo to undertake a detailed analysis of the number of U.S. holders of ADSs and ordinary shares to determine whether there are fewer than 300 U.S. holders in accordance with the SEC’s rules.”
     Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
     The first paragraph of the section “SPECIAL FACTORS – Purpose of and Reasons for the Offer” on page 8 of the Offer to Purchase is amended to insert the following at the end of the paragraph:
     “As noted, the filing persons did not discuss their intention to conduct the offer with the board of directors of De Rigo. The board of directors of De Rigo did not separately consider having De Rigo undertake an issuer tender offer or otherwise implementing any means to take the company private. The idea to take De Rigo private was only considered by the De Rigo brothers, De Rigo Holding and DR 3.”
     The second and third paragraphs of the section “SPECIAL FACTORS – Purpose of and Reasons for the Offer” on pages 8 and 9 of the Offer to Purchase are replaced in their entirety with the following:
     “We believe that the public markets have never appreciated De Rigo’s business model and strategy (including its entry into the retail sector and expansion through acquisitions) and have undervalued, as a general matter, the ADSs. We further believe that certain of the factors giving rise to this circumstance – in particular, the relatively low liquidity in the market for the ADSs and the relative lack of research coverage – are not likely to be ameliorated in the future if De Rigo’s securities remain publicly traded in the United States. Indeed, partially as a result of the decision of many institutions to

CUSIP Number: 245334107	Page 9
reduce or eliminate their coverage of small-cap companies, the level of analyst coverage of De Rigo has decreased in the last two to three years from ten or more analysts to the two or three analysts continuing their coverage of the ADSs currently. Finally, the expense and burden of De Rigo’s remaining a U.S. public company have increased substantially in the past year as a result of regulatory developments in the United States, including the recent application of certain provisions of the Sarbanes Oxley Act to foreign private issuers and the adoption of related regulations by the NYSE, and are expected to continue to increase in the future.
     We decided to make the offer at this time because of our frustration over the public markets’ continued underappreciation and undervaluation of De Rigo, our desire now to control 100% (or as nearly that as possible) of De Rigo and our view that the recently increased burden and expense of De Rigo’s remaining a publicly traded company in the United States now outweighs the benefits associated with its being a public company.”
     The first paragraph of the section “SPECIAL FACTORS—Certain Effects of the Offer” on page 12 of the Offer to Purchase is amended to insert the following at end of the paragraph:
     “Thus, following consummation of the offer, we will have increased control over the conduct of De Rigo’s business and an increased interest in the net book value and net earnings of De Rigo. In addition, we will have an increased participation in any future increases in value, but we will bear an increased risk of any losses incurred in the operation of De Rigo’s business and any decreases in the value of De Rigo.”
     The following is inserted as a new paragraph at end of the section “SPECIAL FACTORS—Certain Effects of the Offer” on page 13 of the Offer to Purchase:
     “Unaffiliated Shareholders. Based on the foregoing and as described under “Position of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer,” the transaction would have a positive effect on unaffiliated holders who tender their ordinary shares or ADSs in that they will have received a fair price, at a premium to recent market prices, in cash for their shares without payment of transaction costs ordinarily associated with market sales and without withdrawal fees imposed under the terms of the deposit agreement. Those tendering holders would also have the potentially negative effect of no longer participating in the future earnings and potential growth of the business of De Rigo and would have no ongoing rights as holders of De Rigo securities. Unaffiliated holders who do not tender their ordinary shares or ADSs would continue to participate in the future earnings and potential growth of the business of De Rigo and would have continuing rights as holders of De Rigo securities. Those holders would, however, also continue to bear the risk of any losses incurred in the operation of De Rigo’s business going forward and of any decreases in the value of De Rigo and would also possibly hold illiquid securities (though the decision to continue to hold their securities would be made with full and fair disclosure of our intentions and the possibility that the remaining securities would be ordinary shares that would not be listed on a public market or registered with the SEC, as described in this document).”

CUSIP Number: 245334107	Page 10
     Schedule 13E-3, Item 8. Fairness of the Transaction.
     The information set forth in the section of the Offer to Purchase entitled “SPECIAL FACTORS—Positions of DR3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer” is amended as follows:
     The first sentence of the second paragraph on page 10 of the Offer to Purchase is replaced in its entirety with the following:
     “Each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes that the offer is substantively and procedurally fair to unaffiliated holders of ordinary shares and ADSs – both those who tender their securities and those who do not.”
     The following is inserted at the top of the bullet point list of factors on page 10 of the Offer to Purchase:
     “As to holders who tender their securities:”
     The third bullet in the list of factors on page 10 of the Offer to Purchase is amended in its entirety to read as follows:
     “We believe that certain characteristics of the public market for the ADSs – in particular, the overall decline in the average price for the ADSs since De Rigo’s original listing on the NYSE (falling from the IPO price of $16.00 per ADS to a low of $3.00 per ADS in October 2002, with trading prior to the launch of the offer around $7.00 per ADS), the corresponding decline in the total market capitalization of De Rigo (falling from approximately $720 million to approximately $315 million based on the recent $7.00 per ADS market price), the relatively low liquidity in the market for the ADSs and the relative lack of research analyst coverage – are not likely to improve in the near future, given what we believe is a persistent underappreciation and undervaluation of De Rigo by the public markets and the recent decline in analyst coverage.”
     The following is inserted at the end of the bullet point list of factors on page 11 of the Offer to Purchase:
     “As to holders who do not tender their securities:
•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own their equity interest in De Rigo.

•	Holders who elect not to tender their securities will have had the same opportunity to receive a fair price as those who have tendered their securities in the offer.

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•	Holders who elect not to tender their securities and who, if we are successful in causing De Rigo to delist and deregister as described in this document, become holders of an illiquid security in a private company will have done so with full and fair disclosure of our intentions in this regard and of the possible effect of the offer on the public market for the securities. See “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “ – Plans for De Rigo and the Ordinary Shares and ADSs Following the Offer” and “THE TENDER OFFER – Possible Effects on the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”
     The following is inserted as a new paragraph after the first full paragraph after the bullet point list of factors on page 11 of the Offer to Purchase:
     “In setting the offer price at $8.75 per ordinary share and per ADS, we did not rely on any particular valuation methodology. Rather, we selected the offer price in order to offer shareholders a significant premium over recent and historical trading prices of the ADSs and because we believed that the offered price represented a fair price, as described above, and would result in a significant number of tenders.”
     The following is inserted at the end of the third full paragraph after the bullet on page 11 of the Offer to Purchase:
     “Moreover, a valuation that contemplates the sale of the company as a going concern incorporates into that valuation a premium for control of the company. In light of the fact that we already have, and will continue to have, control of De Rigo, we do not believe it would be appropriate for the securities of the unaffiliated shareholders to be valued on a basis that includes a control premium. For the foregoing reasons, we do not believe a “going concern” valuation would be a viable or appropriate method of determining the value of De Rigo’s securities for the purposes of this transaction.”
     The last paragraph on page 11 of the Offer to Purchase is amended to read in its entirety as follows:
     “We do not believe that any of the factors listed above, or that the absence of the procedural safeguards described in the preceding paragraph, constituted a “negative” in our consideration and determination as to the fairness of the offer both to holders who tender their shares or ADSs and to those holders who elect not to tender their shares or ADSs.”
Schedule 13E-3, Item 13. Financial Information.
     The information set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER – Certain Information Concerning De Rigo” is amended to replace the penultimate sentence of the first full paragraph under the table “Revised Projections for 2006-2007” on page 30 of the Offer to Purchase in its entirety with the following sentence:

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     “Except as required under applicable law and the applicable regulations of the SEC, neither De Rigo nor we intend to make publicly available any update or other revisions to any of the projections to reflect circumstances existing after the date of preparation of the projections or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the projections are inaccurate.”

CUSIP Number: 245334107
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2005

DR 3 S.r.l.

By: /s/ Massimo De Rigo

Name: Massimo De Rigo
Title: Managing Director

De Rigo Holding B.V.

By: /s/ Colin Longhurst

Name: Colin Longhurst
Title: Managing Director

Ennio De Rigo

/s/ Ennio De Rigo

Walter De Rigo

/s/ Walter De Rigo

CUSIP Number: 245334107	Page 14
EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 2, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding*

(a)(1)(H)	Text of Summary Advertisement*

(a)(1)(I)	Form of Letter to Italian Holder of Record of ADSs or Ordinary Shares*

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131*

*	Previously filed as an Exhibit to the Combined Schedule on August 4, 2005.